                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    SCHEDULE
                                    14D-9/A

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                   CRSS Inc.
                           (Name of Subject Company)

                                   CRSS Inc.
                      (Name of Person(s) Filing Statement)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                  126 270 10 7
                                 (CUSIP Number)



                                   CRSS Inc.
                        1177 West Loop South, Suite 800
                             Houston, Texas  77027
               Attn:  William J. Gardiner, Senior Vice President,
                     Chief Financial Officer and Treasurer


                                 (713) 552-2160
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is CRSS Inc., a Delaware corporation (the "Company"), and the address of the Company is 1177 West Loop South, Suite 800, Houston, Texas 77027-9096. The title of the class of equity securities to which this statement relates is the Common Stock, $1.00 par value (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Statement relates to a tender offer from ATC Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of American Tractebel Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 18, 1995 (the "Schedule 14D-1") to purchase all the outstanding Shares, at a price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule 14D-1).

         The Offer is being made pursuant to an Agreement of Merger, dated as of May 16, 1995 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the expiration of the Offer and fulfillment or waiver of all remaining conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed herewith as Exhibit 1 and is incorporated herein by reference.

         Based on information in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 12 East 49th Street, New York, New York 10017.

ITEM 3.  IDENTITY AND BACKGROUND.

                 (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

                 (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates, is described below or incorporated herein by reference as provided below.





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         Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in "EXECUTIVE COMPENSATION AND OTHER INFORMATION" in the Company's Proxy Statement dated September 21, 1994 (the "1994 Proxy Statement"). Certain pages of the 1994 Proxy Statement have been filed herewith as Exhibit 2 and are incorporated herein by reference.

THE MERGER AGREEMENT

         The summary of the Merger Agreement contained in the Offer to Purchase which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is being provided to stockholders with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors.

         BOARD REPRESENTATION. The Merger Agreement provides that upon the purchase by Parent or Purchaser of at least a majority of the outstanding Shares, Parent shall be entitled, subject to compliance with applicable law, to designate up to a number of directors on the Board of Directors (the "Board") of the Company, rounded up to the next whole number (the "Purchaser Designees"), such that Parent will have representation on the Board equal to the percentage of outstanding shares of Common Stock held by Parent and any of its direct or indirect wholly-owned subsidiaries (including Purchaser). Further, the Merger Agreement provides that the Company will, upon the request of Parent, increase the size of the Board and/or use its reasonable efforts to secure the resignation of such number of directors as is necessary to enable Parent's designees to be elected to the Company's Board, and to cause Parent's designees to be so elected, provided that, prior to the Merger, the Company will use its reasonable efforts to assure that the Company's Board always has (at the Company's election) at least three members who are directors of the Company as of the date of the Merger Agreement.

         AGREEMENT WITH RESPECT TO DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that from and after the earlier of the consummation of the Merger or the Parent's designees constituting a majority of the Board (the "D&O Initial Date"), the Parent will cause to be maintained in effect the Company's current directors' and officers' insurance and indemnification policies or provide or cause to be provided benefits under one or more equivalent policies, subject to terms and provisions no less advantageous, for all present and former directors and officers of the Company, covering the claims made within three years after the D&O Initial Date, if such policies are available on a commercially reasonable basis. After the Merger, the Parent will cause to be maintained the right to indemnification, and to advancement of expenses, of officers and directors as provided for in the Certificate of Incorporation and By-Laws of the Company, with respect to indemnification for acts and





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omissions occurring prior to the Merger.  Without limiting the foregoing, the
Merger Agreement provides that in the event any officer or director becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Merger, Parent will cause the Company to pay as incurred such officer's or director's legal and other expenses incurred in connection therewith in accordance with the procedures authorized by the Bylaws of the Company and the Delaware General Corporation Law. The Merger Agreement also provides that Parent will cause the Company to pay all expenses, including reasonable attorneys' fees, that may be incurred by any officer or director in enforcing the indemnity and other obligations provided in the Merger Agreement.

         EMPLOYMENT AGREEMENTS. The Merger Agreement provides that after the Merger, the Company will honor, in accordance with their respective terms in effect on the date of the Merger Agreement, the employment agreements of the Company with Mr. Bruce W. Wilkinson, Mr. James T. Stewart, Mr. William J. Gardiner, Mr. William P. Utt, Mr. Werner E. Schattner and Mr. Timothy R. Dunne. Discussions between Purchaser and Mr. Wilkinson currently contemplate liquidation of his Employment Agreement effective upon consummation of the Offer, and its replacement with an agreement having a duration of 12 months covering transitional responsibilities at a salary of 50% of Mr. Wilkinson's current salary; however, terms of the replacement agreement have not been finalized.

         EMPLOYEE BENEFITS. The Merger Agreement provides that the Company's employees after the Merger will continue to receive employee benefits which in the aggregate are at least as favorable as those provided by Parent from time to time to its employees who are similarly situated; provided that such employee benefits shall be, in the aggregate, at least as favorable as those currently provided by the Company to its employees. "Employee benefits" for this purpose means all pension, profit sharing, Section 401(k), excess benefit, deferred compensation, incentive compensation, cash bonus, severance pay, cafeteria, flexible compensation, life insurance, medical, dental, disability, welfare or vacation plans or arrangements of any kind and any other employee, pension benefit plan or employee welfare benefit plan (as such terms are defined in Section 3(2) and 3(1), respectively, of the Employee Income Retirement Securities Act of 1974, as amended ("ERISA")) in which employees of the Company or any of its subsidiaries participate, other than defined benefit pension plans or any stock-based plans, agreements, or arrangements or stock-based provisions and plans, agreements or arrangements or any change-of-control provisions in any plans, agreements, or arrangements other than change-of-control provisions that solely apply to the Merger. The Merger Agreement also provides that (i) the Company's employees after the Merger will be credited with all of their years of service with the Company and its subsidiaries for purposes of all Employee Benefits, (ii) the Company's Senior Management Deferred Compensation Plan (the "SMDCP"), Supplemental Executive Retirement Plan (the "SERP"), and Senior Executive Officer Early Retirement Plan (the "SEOERP") will be maintained by the Company after the Merger on at least as favorable terms as are in effect on the date of the Merger Agreement (other than change-of-control provisions that do not apply to the Merger), and
(iii) the Company's remaining





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obligations under its Leaders' Incentive Compensation Plan will be fulfilled after the Merger with respect to the current fiscal year.

         STOCK OPTIONS. Pursuant to the Merger Agreement, the Company has agreed with respect to the stock options granted under the Company's 1990 Long-Term Incentive Plan, 1984 Non-Qualified Stock Option Plan and 1981 Incentive Stock Option Plan (collectively, the "Stock Option Plans") which are outstanding prior to the consummation of the Offer, (a) with respect to all stock options which are exercisable in consideration of a cash payment prescribed by the change-of-control provisions of the respective Stock Option Plan, to use its commercially reasonable efforts to procure the surrender of all outstanding stock options to purchase Shares of the Company pursuant to the respective Stock Option Plan for the cash consideration prescribed by the change-of-control provisions, and (b) with respect to all outstanding stock options for which change-of-control provisions do not apply, after acceptance of Shares for payment and payment therefor and prior to the Merger, to use its commercially reasonably efforts to procure the surrender of all such stock options prior to the Merger. As to stock options not so surrendered, the Company has agreed under the Merger Agreement, if requested by Purchaser, to use its commercially reasonable efforts to obtain, prior to the Merger, the consent of any holder of any such outstanding stock options to acquire upon payment of the exercise price an amount of cash equal to the Merger Price (as defined in the Merger Agreement) in lieu of each Share formerly covered thereby. In accordance with the terms of the Merger Agreement, as a condition to the consummation of the Merger, except for stock options to acquire 100,000 Shares, all stock options shall have been exercised or surrendered for the cash consideration prescribed by the applicable Stock Option Plan upon a change-of-control of the Company or, as to any stock option not so surrendered or exercised in excess of stock options to acquire 100,000 Shares, the holder shall have consented to acquire upon payment of the exercise price an amount of cash equal to the Merger Price in lieu of each Share formerly covered thereby.

STOCK OPTION AND INCENTIVE PLANS

         On May 11, 1995, the Board adopted resolutions authorizing the purchase by the Company, upon consummation of the Offer, of all outstanding Options for a cash purchase price per Share into which such Options are exercisable equal to the highest price per Share paid by Purchaser pursuant to the Offer less the Exercise Price of such Option, such offer to purchase by the Company to expire upon the Merger or its earlier abandonment.

RIGHTS AGREEMENT

         The Company has in place a stockholder rights plan pursuant to a Rights Agreement between the Company and First Chicago Trust Company of New York, as Rights Agent, dated as of November 29, 1988, as amended by amendments dated January 27, 1994 and May 16, 1995 (the "Rights Plan"). The Rights Plan was adopted by the Board of Directors of the Company for the purpose





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of protecting the Company and the stockholders from coercive or otherwise unfair takeover attempts.

         Under the Rights Plan, upon certain "Triggering Events," each stockholder of the Company, other than stockholders who have acquired beneficial ownership of 20% or more of the Company's shares (defined by the Rights Plan as "Acquiring Persons"), are entitled to exercise certain Rights, and receive upon such exercise Shares of the Company having a value equal to two times the exercise price of the Rights. These Rights, if exercised, significantly dilute the value of the Acquiring Person's Shares, thus making it very expensive for the Acquiring Person to acquire control of the Company without the consent of the Company.

         The Triggering Events under the Rights Plan, generally speaking, are events that affect control of the Company, including, among other events, mergers with an Acquiring Person, the acquisition by any person of 30% or more of the Shares, and certain significant asset sales.

         The Offer and the Merger normally would constitute Triggering Events under the Rights Plan. However, the Board of Directors, because it has determined that the Offer and Merger are in the best interests of the Company's stockholders, and in order to facilitate the Offer and the Merger, has amended the Rights Plan to provide that neither Purchaser nor Parent is an Acquiring Person (as defined under the Rights Plan), and that the Offer, Merger, and other transactions contemplated by the Merger Agreement are not Triggering Events (as defined under the Rights Plan) so as to trigger the Rights issued under the Rights Plan, and do not otherwise result in any of the consequences contemplated by the Rights Plan. This amendment to the Rights Plan is required as a condition to the Merger Agreement; however, the Company has the right to amend the Rights Plan in the future to reverse the effect of this amendment, and to potentially cause the Parent and Purchaser to become Acquiring Persons, and to cause the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be Triggering Events, if the Board of Directors of the Company determines that such action is necessary in order for members of the Board of Directors to satisfy their fiduciary duties to the stockholders of the Company. A copy of the Rights Plan, including the amendments to same, is filed herewith as Exhibits 4 through 6 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

LIMITATION OF LIABILITY

         The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director unless, and only to the extent that, such director is liable (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or are in violation of law, (iii) under Section 174 of the Delaware General Corporation Law or any amendment thereto or successor provision thereto in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transactions from which the director derived an improper personal benefit. The effect of this provision of the Company's Certificate of





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Incorporation is to eliminate the rights of the Company and its stockholders
(through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's fiduciary duty.

CERTAIN CONFLICTS

         STOCK OPTIONS. As of the date of filing of this Schedule 14D-9, the current directors and executive officers of the Company as a group hold stock options to purchase an aggregate of 498,037 Shares at exercise prices ranging from $4.335 to $17.625 per Share granted under the Stock Option Plans. The Stock Option Plans each provide that upon a change-of-control of the Company, the outstanding Options shall vest in full and be immediately exercisable in full. In contemplation of the Offer and the Merger, the Stock Option Plans have been amended to provide that, in the event of a change-of-control of the Company which is followed within one year by a merger of (a) the beneficial owner which has, directly or indirectly, acquired securities of the Company constituting the change-of-control of the Company with (b) the Company, in which the Company is the surviving entity, all outstanding stock options under the Stock Option Plans shall become exercisable only for the cash, property, stock, securities and other consideration that a holder of the number of shares of the Company's common stock subject to such stock option would have been entitled to receive in such merger or consolidation.

         RESTRICTED STOCK. As of the date of filing this Schedule 14D-9, various current directors and executive officers of the Company hold 2,600 shares of restricted stock granted under the Stock Option Plans. In the event of a change-of-control of the Company, the Stock Option Plans provide that all restrictions with respect to the restricted stock shall lapse immediately and immediately such stock shall vest, except with respect to the restriction provided in Section 7(b)(ii) of the 1990 Long-Term Incentive Plan, which provides that the Company may repurchase such Shares if the holder of such Shares has not paid to the Company an amount equal to any federal, state, local or foreign income or other taxes which the Company determines is required to be withheld in respect of such Shares.

         SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. In April 1995, the Company's SERP, in which Mr. Bruce W. Wilkinson, Mr. Truitt Garrison and certain former executive officers of the Company participate, was amended to extend the time period from six months to one year following a change-of-control during which an employee can terminate his or her employment for good cause and still receive benefits under the SERP. It is currently contemplated that Mr. Wilkinson will terminate his employment for good cause within one year following the Merger, in which case he will be entitled to receive $400,000 in a lump sum payment pursuant to the SERP.





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         IRREVOCABLE GRANTOR TRUSTS.  In April 1995, the Board authorized the establishment of irrevocable grantor trusts for the SERP, the SMDCP (in which Mr. Bruce W. Wilkinson, Mr. James T. Stewart, Mr. Werner E. Schattner and certain former management personnel of the Company participate), and SEOERP (in which Mr. Thomas A. Bullock and Mr. C. Herbert Paseur, each a director of the Company, and certain former executive officers of the Company participate), to secure fully its obligations under those plans. These trusts have not been funded yet, but it is contemplated that they will be funded prior to consummation of the Offer.

         EMPLOYMENT AGREEMENTS. The Company maintains an employment agreement (the "Wilkinson Agreement") with Mr. Bruce W. Wilkinson, its Chairman and Chief Executive Officer, described under the section captioned "EXECUTIVE COMPENSATION AND OTHER INFORMATION" in Exhibit 2 hereto, a copy of which agreement is filed herewith as Exhibit 7 and is incorporated herein by reference. The Wilkinson Agreement contains provisions which state that if within three years after a change-of-control the Company terminates Mr. Wilkinson's employment other than for cause or Mr. Wilkinson terminates employment with the Company for good reason within six months after such good reason arises or prior to the earlier expiration of the term of the Wilkinson Agreement, the Company shall pay to Mr. Wilkinson a cash amount equal to 2.5 multiplied by the sum of Mr. Wilkinson's annual base salary and aggregate bonus for the 12-month period prior to the change-of-control or prior to such termination (whichever is greater). If the payments and benefits that Mr. Wilkinson has a right to receive would result in "excess parachute payments", as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and Mr. Wilkinson would be required to pay an excise tax pursuant to the Code in respect of such payments and benefits, the Company shall also pay Mr. Wilkinson an additional amount such that Mr. Wilkinson would retain the amount of such payments and benefits as if such excise tax had not been payable thereon. Termination other than for cause or resignation for good reason include termination or resignation after certain events, such as (i) a demotion, (ii) the assignment to Mr. Wilkinson of any duties or responsibilities that are inconsistent with his position, (iii) layoff or involuntary termination, except for cause or as a result of Mr. Wilkinson's retirement, disability or death,
(iv) a reduction in compensation or benefits, (v) the failure of any acquiror of the Company to assume the Wilkinson Contract and (vi) a breach of the Company's obligations under the Wilkinson Contract. The acquisition of Shares pursuant to the Offer and Merger will constitute a change-of-control for purposes of the Wilkinson Agreement. The lump sum amount that would have been payable to Mr. Wilkinson under the Wilkinson Agreement if the Wilkinson Agreement were terminated in accordance with the change-of-control provision at May 10, 1995 is approximately $1,200,000 (not including amounts payable to Mr. Wilkinson for excise taxes). See "--THE MERGER AGREEMENT--Employment Agreement" for a discussion of current intentions with respect to Mr. Wilkinson's employment agreement.

         OTHER MATTERS. Certain other transactions have occurred, or relationships exist, between the Company and its directors, executive officers or affiliates. See "EXECUTIVE COMPENSATION AND OTHER INFORMATION" in Exhibit 2 hereto.





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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a)     THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

         The Board of Directors has, by the unanimous vote of the directors present and voting at the meeting of the Board held May 11, 1995, called for such purpose, approved the Merger Agreement in substantially the form presented to and reviewed by the Board, and the transactions contemplated thereby and recommends that all holders of Shares tender such Shares pursuant to the Offer; however, since as of the date of the Board meeting, an offer had not yet been made by Purchaser or Parent, the Board's approval was conditioned on receipt of such an offer on the terms contemplated by the draft of the Merger Agreement presented to and reviewed by the Board, as well as on receipt of the final written fairness opinion from Morgan Stanley & Co. Incorporated ("Morgan Stanley") and the continuing recommendation of the Offer and Merger by Mr. Wilkinson, the Company's Chief Executive Officer. All of the directors, except Mr. C. Herbert Paseur, were present and voting at the meeting at which such approval was given and recommendation was made.

         (b)     BACKGROUND; REASONS FOR THE RECOMMENDATION.

         On December 5, 1994, the Company retained Morgan Stanley to conduct a financial advisory review of the Company's stockholder relations program. In connection with this review, Morgan Stanley agreed to suggest such steps as Morgan Stanley believed were appropriate with a view towards increasing the Company's knowledge of, and responsiveness to, the interests and investment objectives of the Company's stockholders. As part of this process, Morgan Stanley thereafter began, among other things, the preliminary process of identifying and contacting prospective purchasers to assess their level of interest in a possible transaction with the Company. Morgan Stanley reported its findings to the Board on January 26, 1995, recommending that the Company consider a strategic merger as an alternative to remaining independent. A subsequent engagement letter was entered into with Morgan Stanley on January 30, 1995, under the terms of which Morgan Stanley agreed to provide services in connection with the proposed sale or merger of the Company. Pursuant to this subsequent engagement letter, Morgan Stanley provided the Company with financial advice and assistance in connection with the proposed sale or merger of the Company, including advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating the transaction.

         In connection with this engagement, Morgan Stanley approached or was contacted by a substantial number of domestic and international companies on a confidential basis, including Parent, to discuss their interest in exploring a strategic transaction with the Company. The Company executed confidentiality agreements, having terms described below, with several of these companies, including Parent, and provided certain non-public information regarding the Company to such companies. Virtually all of the companies, including Parent, that executed confidentiality agreements undertook preliminary on-site diligence reviews of the Company's





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business and operations.  Some of these companies, Parent among them, indicated
to the Company their preliminary assessments of value. The Company's Executive Committee considered each of these preliminary assessments to be unacceptable and informed each of the respective companies of this fact. No further offers were forthcoming from these companies, other than Parent, and so no further discussions were pursued with any of these companies.

        Specifically with respect to Parent, in December 1994 and January 1995, Philippe van Marcke, President of Parent, received two phone calls from Morgan Stanley about an opportunity to enter into discussions for the acquisition of,
or merger or other business combination with, the Company.   Mr. van Marcke
expressed an interest in pursuing that discussion and, as a condition to obtaining further information about the Company in order to evaluate a proposed transaction, Parent executed a confidentiality agreement dated as of January 20, 1995 ("Confidentiality Agreement"). Under the Confidentiality Agreement, Parent is required to keep confidential certain information relating to the Company and may not use such information other than in connection with the Offer and the Merger. In the event Parent decides not to proceed with the transaction, the Confidentiality Agreement requires Parent to return all such information to the Company and to destroy all other copies of written information. The terms of the Confidentiality Agreement also provide that, for a period of two years from the date of the agreement, Parent and its affiliates may not, without the prior written consent of the Company, (i) acquire, offer to acquire or agree to acquire, any voting securities or assets of the Company or any subsidiary thereof, or of any successor to or person in control of the Company; (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; or (iii) make any public announcement with respect to, or submit a proposal for, or offer of, any extraordinary transaction involving the Company or its securities or assets.

        At a meeting in Houston on January 25, 1995, Mr. van Marcke and other representatives from Parent met with Bruce Wilkinson, James Stewart and William Gardiner, the Chief Executive Officer, President and Chief Financial Officer, respectively, of the Company. Each group of representatives made a presentation about their respective companies. The Company also discussed its criteria for entering into a business combination with another company. The parties decided to meet again to discuss the possibility of an acquisition.

         On March 6, Mr. van Marcke and other officers of Parent met again with Mr. Wilkinson and other Company officers in Houston. At that meeting, Mr. van Marcke indicated that Parent could probably offer no more than the market price for Company stock, but that Parent wanted to continue to evaluate the possibility of an acquisition.





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         On or about March 14, Mr. Wilkinson telephoned Mr. van Marcke and indicated that the Company's Executive Committee would be meeting on March 30, and unless the Company received a stronger indication of interest from Parent, the Company would proceed with discussions with other parties or decide to discontinue such discussions with Parent.

         On March 28 and 29, 1995, Mr. van Marcke discussed orally with
Mr. Wilkinson a price range of $11 to $12 per Share. On March 30, 1995, Mr. van Marcke formally advised Mr. Wilkinson that Parent's preliminary investigation of the Company indicated a price range of $11 to $12 per Share. Mr. Wilkinson reported this to the Company's Executive Committee at a meeting held that same day, and then reported back to Mr. van Marcke that such price range was considered unacceptable by the Company's Executive Committee.

         On April 7, Messrs. van Marcke and Wilkinson met in Houston where they discussed possible target prices for Company stock. Mr. van Marcke also agreed to commence more extensive due diligence efforts to determine a target price. During the week of April 10, Parent's representatives, including its legal and financial advisors, met with Company representatives to review the Company's financial and business information. Mr. van Marcke also met with Mr. Wilkinson during this week to discuss the status of the due diligence efforts.

         On April 19, Messrs. Wilkinson and Gardiner gave a presentation in New York of the Company and its strategies and purposes to Messrs. Loeb and Deroux, two directors of Parent, and Mr. van Marcke. After the presentation, it was agreed that Parent would commence the process for seeking the approval of the proposed tender offer from Powerfin, S.A. ("Powerfin"), the parent of Parent. It was also decided that Mr. van Marcke would make a presentation at the Company's April 27 Board meeting at which he would discuss the terms and the timing for formalizing the proposed tender offer.

         At an April 23 meeting in Houston between Messrs. Deroux and van Marcke and Messrs. Wilkinson, Stewart, Gardiner and other Company officers,
Mr. van Marcke indicated that Parent could not make a final decision to proceed with the tender offer by the Company's April 27 Board meeting. However, it was decided that Mr. van Marcke still would make the previously planned presentation at the Company's April 27 Board meeting.

         During the period from May 1 to May 11, Parent's representatives toured the Company's facilities, continued their evaluation of the Company's business and operations and entered into discussions about the terms of the Merger Agreement. During this time, Mr. van Marcke informed Mr. Wilkinson that he would be meeting with Powerfin's principals in Brussels to discuss final approval of the proposed tender offer.





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         On May 10, 1995, Parent advised the Company that the purchase price of
$14.50 had been authorized, subject to satisfactory resolution of any remaining contractual issues, and subject to obtaining the approval of Powerfin. Despite the fact that Parent had not yet made an offer, after consideration and discussion of the proposed purchase price and the other terms and conditions of the proposed transactions with Parent and Purchaser, Mr. Wilkinson and other executive officers of the Company agreed to submit such tentative non-binding proposal to a meeting of the Board for its consideration on May 11, 1995.

         On May 11, 1995, the Company's Board of Directors met to consider such proposal and receive the oral report of Morgan Stanley. The Board of Directors had received a substantially final draft of the Merger Agreement, a summary of the Merger Agreement, and other supporting information, on May 9. At the meeting, the Company's legal counsel summarized the terms of the Merger Agreement. Counsel also described the acceleration provisions of and certain proposed modifications to outstanding options, outstanding benefit plans, existing management employment plans and related matters.

         Representatives of Morgan Stanley then made a presentation to the Board of Directors and delivered the oral opinion of Morgan Stanley that, as of May 11, 1995, and based upon and subject to the matters reviewed with the Board, the $14.50 per Share cash consideration to be received by the holders of the Shares pursuant to the proposed Merger Agreement is fair from a financial point of view to such holders.

         The Board then analyzed and discussed the possible Offer, the proposed Merger Agreement, and the modifications to be made or previously made to the options, benefit plans and related agreements. Following extensive discussion and consideration, the Board, by unanimous vote of all directors present, determined (i) that the consideration contemplated to be received by the holders of the Shares pursuant to the proposed Merger Agreement is fair from a financial point of view to the holders of Shares, and that the Offer and the Merger contemplated by the proposed Merger Agreement are fair and in the best interests of the Company and its stockholders and that the Offer and the Merger will directly benefit the Company and its stockholders, (ii) to approve and consent to the proposed Offer and Merger contemplated by the proposed Merger Agreement, (iii) to authorize the execution and delivery of the proposed Merger Agreement, in substantially the form presented to and reviewed by the Board,
(iv) to authorize the offer to purchase outstanding stock options of the Company, which offer will expire upon the closing of the proposed Merger or its earlier abandonment, and (v) to recommend that the Company's stockholders accept the proposed Offer, if and when initiated, and approve and adopt the proposed Merger contemplated by the most recent draft of the Merger Agreement. Since the Board had not yet received a binding offer, each of the above actions and authorizations of the Board were conditioned on (i) execution and delivery by Parent and Purchaser of a Merger Agreement substantially in the form presented to and reviewed by the Board, with such changes as are approved by the appropriate officers of the Company, (ii) delivery to the Board of Directors of the written opinion of Morgan Stanley that as of the date of execution of the Merger Agreement the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view, and (iii) the continuing recommendation of the Offer and Merger by Mr. Wilkinson, the Chief Executive Officer of the Company.

         On May 16, 1995, the Steering Committee of Powerfin approved the Offer, Merger and the Merger Agreement, and Parent and Purchaser executed and delivered the Merger Agreement to the Company. In addition, on May 16, 1995, the written fairness opinion of Morgan Stanley was received by the Company, and consequently, the Merger Agreement was executed and delivered by Mr. Wilkinson on behalf of the Company.

         In approving the proposed Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, if and when initiated, the Board of Directors considered a number of factors, including:

         (i)        the terms of the Merger Agreement;

         (ii) the financial condition, results of operations, business and prospects of the Company, and current industry economic and market conditions;

         (iii)      that the $14.50 per Share price in the Offer represented
                    (a) a premium of approximately 57% over the closing price of the Shares on May 10, 1995 (the day prior to the meeting), (b) a premium of approximately 36% over the closing price of the shares on December 30, 1994, and (c) a price higher than the Shares have traded since the Company's fourth quarter of fiscal year 1991;

         (iv) the oral fairness opinion of Morgan Stanley delivered at the Board meeting on May 11 to the effect that, as of such date and based upon and subject to the matters reviewed with the Board, the $14.50 per Share cash consideration to be received by the holders of the Shares was fair from a financial point of view to such holders;

         (v) the fact that the Merger Agreement, while not permitting the Company to solicit or initiate discussions with other prospective purchasers, permits the Company to furnish information to, and negotiate or participate in discussions with, any third party if required by the fiduciary duties of its directors after consulting with outside counsel to the Company;

         (vi) the fact that the Company and its representatives solicited possible acquisition interest from a substantial number of third parties before agreeing to pursue the proposed Offer and Merger, which solicitations resulted in expressions of interest and preliminary due diligence reviews by several companies, but did not result in acceptable price assessments or further negotiations;

         (vii) the reasonableness of the fee and expense reimbursement requirements described in Section 7.10 of the Merger Agreement, which were a condition to the Offer; and

         (viii) the limited number of conditions to the obligations of Parent and Purchaser to consummate the Offer and the Merger, including the fact that the Offer is not conditioned on financing.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     A copy of the written fairness opinion of Morgan Stanley is attached hereto as Exhibit 8 and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MORGAN STANLEY IN ITS ENTIRETY.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     On January 30, 1995, the Company and Morgan Stanley entered into a letter agreement (the "Engagement Letter"), pursuant to which Morgan Stanley agreed to provide the Company with financial advice and assistance in connection with the proposed sale or merger of the Company, and to render a fairness opinion with respect to the consideration to be received in the transaction.

     Under the terms of the Engagement Letter, the Company will pay Morgan Stanley an "Advisory Fee" which was estimated to be between $150,000 and $250,000 based on time and effort expended. Upon the acquisition by Purchaser of a majority of the Shares, the Company will pay Morgan Stanley a "Transaction Fee", against which any Advisory Fee paid will be credited. The Transaction Fee will be calculated as a percentage of the transaction's Aggregate Value, as defined in the Engagement Letter. The Offer and the Merger, if consummated, have an Aggregate Value of approximately $200,000,000 which would result in a Transaction Fee of approximately $2,000,000. In addition, the Engagement Letter with Morgan Stanley provides that the Company will reimburse Morgan Stanley for its reasonable out-of-pocket expenses and will indemnify Morgan Stanley against certain liabilities incurred in connection with its services.

     The Company has been informed that Morgan Stanley, previous to December 5, 1994, when the Company engaged Morgan Stanley as described in
Item 4(B) above, has not been retained by and does not have any other contract, agreement, arrangement or understanding giving rise to an actual or potential conflict of interest, and does not otherwise have any actual or potential conflict of interest, with the Company, Purchaser, Parent or any of their respective directors, executive officers or affiliates.

     Morgan Stanley is a full service securities firm regularly engaged in a full range of securities trading and brokerage activities, as well as investment banking activities, including mergers and acquisitions and the underwriting and placement of debt and equity securities. Morgan Stanley and its affiliates provide from time to time financial advisory and/or financing services for certain of the Parent's affiliates with respect to matters which are unrelated to the Offer and the Merger and receive fees for the rendering of these services. In addition, in the ordinary course of its trading and brokerage activities, Morgan Stanley and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of the Company or Parent or any of their respective affiliates.

ITEM 6.    RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to Purchaser which are held of record or beneficially by such person or over which he, she or it has sole dispositive power.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, board resolutions, agreements in principle, or any signed contracts in response to the Offer, other than as described in Item 3(b) of this Statement, which relates to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

     (A)   DGCL 203.

Section 203 of the General Corporation Law of Delaware ("DGCL") purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the voting stock of such corporation after the date the relevant person or entity first becomes a 15% stockholder. Section 203 provides that the corporation shall not engage for a period of three years in any business combination with such a stockholder without approval of the holders of two-thirds of the outstanding shares (other than the shares owned by the 15% stockholder), with certain exceptions, including (i) prior approval by the Board of Directors of the Corporation, either of the business combination or the transaction which results in a stockholder becoming a 15% stockholder, or
(ii) the ownership by the 15% stockholder of at least 85% of the outstanding voting shares of the corporation, exclusive of shares acquired in a transaction not approved by the Board of Directors. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

         (B)        INFORMATION STATEMENT.

         The Information Statement required by Section 14(f) and Rule 14(f)-1 of the Exchange Act will be furnished separately to stockholders in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
- -----------

Exhibit 1** Agreement of Merger dated May 16, 1995 among ATC Acquisition Corp., American Tractebel Corporation and CRSS Inc.*

Exhibit 2** Pages 7-22 of the Proxy Statement, dated as of September 21, 1994, of CRSS Inc.*

Exhibit 3**               Joint Press Release issued on May 17, 1995*

Exhibit 4** Rights Agreement dated as of November 28, 1988 between CRSS Inc. and Morgan Shareholder Services Trust Company, as Rights Agent*

Exhibit 5** Amendment to Rights Agreement dated as of January 27, 1994 between CRSS Inc. and First Chicago Trust Company of New York, as Rights Agent*

Exhibit 6** Second Amendment to Rights Agreement dated as of May 16, 1995 between CRSS Inc. and First Chicago Trust Company of New York, as Rights Agent*

Exhibit 7** Amended and Restated Employment Agreement dated as of June 30, 1988, by and between CRSS Inc. and Bruce W. Wilkinson*

Exhibit 8**               Opinion of Morgan Stanley & Co. Incorporated dated
                          May 16, 1995

Exhibit 9** Letter dated May 18, 1995, from Bruce W. Wilkinson, Chairman of the Board and Chief Executive Officer of the Company, to the stockholders of CRSS Inc. with regard to the Offer.
________________________
 * Not included in copies mailed to stockholders
** Previously filed

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 18, 1995


                                       CRSS INC.



                                       By:   /s/ TIMOTHY R. DUNNE
                                           _____________________________________
                                       Name:     Timothy R. Dunne
                                       Title:    Vice President, General Counsel
                                                 and Secretary